UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

Tulsa Real Estate Fund, LLC

(Exact name of issuer as specified in its charter)

Georgia	81-5055009
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3015 R.N. Martin Street, East Point, GA 30344

(Full mailing address of principal executive offices)

844-73-TULSA

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward Looking Statements

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting the Company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described under “Item 1. Business - Risk Factors” included in our Annual Report on Form 1-K for the year ended December 31, 2020 from pages 7-19. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Overview

Tulsa Real Estate Fund, LLC(together with its consolidated subsidiaries, “TREF”, “we,” “us,” “our,” or the “Company”) was formed on July 20, 2016 and commenced operations in June 2018. TREF is a real estate impact fund built and designed to create an ecosystem of knowledge, resources, capital and investment needed to address systemic inequalities in underserved communities.

Our overall strategy is to purchase multifamily, single family, commercial property and raw land, and to rehab, develop, lease, sell or operate businesses within those properties for a profit. This may include property acquisition, development, lending, short term rental, and business incubation activities.

The Company is committed to enhancing diversity by providing opportunities to minorities in the form of:

●	Diversity in the workforce: TREF Leadership positions are comprised of 68% women

●	Diversity in Lending: TREF has provided over $7,000,000 in lending to minority developers and approximately $1,000,000 to female developers

●	Job creation: TREG has created 120 jobs for minority workers

The Company has created wholly-owned subsidiaries as special purpose entities (SPEs) to own investment assets for the Company. The results of the SPEs have been consolidated with the Company in the consolidated financial statements provided for herein. The states of organization, dates of formation and entity type of the subsidiaries are listed below:

Subsidiary	State of organization	Date of formation	Type of entity
TREF Legacy Center LLC	Georgia	October 4, 2018	Limited liability company
JMREP 28, LLC	Georgia	May 4, 2017	Limited liability company
Legacy Spaces LLC	Georgia	January 7, 2020	Limited liability company

Highlights

Dividend

In January 2021, the Company declared a dividend of $1.76 per membership interest totaling a payout of $391,428 to all members of record on February 1, 2021, which dividend payout was made on February 12, 2021.

Liquidated Assets

The Company’s liquidated real estate assets have produced an average Internal Rate of Return of 15.9%

Repayment of Loans

On January 7, 2021, the Company was repaid $570,292 on a related party loan for two Parson Street properties, both of which are located in Atlanta, GA. Such repayment amount included a final draw that was not yet paid and owed to the borrower in the amount of $10,835. The Company was also owed an exit fee of $23,325. Due to the hardships in the housing industry and on the parties to the related party loan resulting from the COVID-19 pandemic, they agreed to mutually forgive the final draw amount and the exit fee.

On May 14, 2021, the Company settled on the mortgage at 412 Elgin Street in Nashville, Tennessee through PB Investments. The mortgage was repaid in full, with a payment to the Company of $248,317.

On May 14, 2021, the mortgage for 1838 North Miro St. was refinanced, through which the Company was repaid in full. The payoff on this transaction was $484,764.

Deed in Lieu of Foreclosure

On May 13, 2021, the Company executed a deed-in-lieu of foreclosure on the 3 Cincinnati, Ohio properties through New Beginning Home Solutions, including 4520 Kirby Ave, 3136 Durrell Ave, and 1741 Holloway Ave. The Company paid $5,000 for conditional delivery of the deed.

Emerging Growth Company

We qualify as an “emerging growth company” under Jumpstart Our Business Startups Act (the “JOBS Act”). As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act of 1934, as amended, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Results of Operations

The following table sets forth key components of our results of operations during the six months ended June 30, 2021 and 2020.

	Six Months Ended June 30,		Increase (Decrease)
	2021	2020	$	%
Revenue:
Loan origination fees	$3,157	$20,540	$(17,383)	(85)%
Transaction management fees	48,600	57,705	(9,105)	(16)%
Rental income, related party	22,578	-	22,578	100%
Rental income	88,278	-	88,278	100%
Interest from real estate assets	40,234	109,795	(69,561)	(63)%
Transactional funding fees	16,013	3,208	25,395	399%
Total revenue	218,860	191,248	27,612	14%
Operating expenses:
General, administrative and marketing	929,144	765,532	163,612	21%
Management fee	280,245	243,083	37,162	15%
Total operating expenses	1,209,389	1,008,615	200,774	20%
Loss from operations	(990,529)	(817,367)	(173,162)	21%
Other income / (expense):
Gain (Loss) on joint venture, equity method	(245,169)	(84,771)	(160.398)	189%
Interest, dividend and other income	3,032	16,496	(13,464)	(82)%
Other expense	267	(586)	853	(146)%
Loss on forgiveness of debt	(32,497)	-	(32,497)	(100)%
Loss on sale of asset)	-	(3,402)	3,402	(100)%
Total other income / (expense)	(274,367)	(72,263)	(202,104)	280%
Net loss	$(1,264,896)	$(889,630)	$(375,266)	42%

Revenue

We generate revenue from loan origination fees, transaction management fees, rental income, interest income from real estate assets and transactional funding fees. Our total operating revenue increased by $27,612, or 14%, to $218,860 for the six months ended June 30, 2021 from $191,248 for the six months ended June 30, 2020. The increase is attributable due to an increase of $110,856 in rental income and a $12,805 increase in transactional funding fees, offset by a $17,383 decrease in loan origination fees, a $9,105 decrease in transaction management fees, and a $69,561 decrease in interest from real estate assets.

General, Administrative and Marketing Expenses

Our general, administrative and marketing expenses include marketing, office leases, overhead, executive compensation, legal and similar expenses. Our general, administrative and marketing expenses increased by $163,612, or 21% to $929,144 for the six months ended June 30, 2021 from $765,532 for the six months ended June 30, 2020. Such increase is primarily attributable to an increase in payroll and independent contractors and marketing expenses.

Management Fees

We have appointed Tulsa Founders LLC (the “Manager”) as the Company’s sole manager. Pursuant to our operating agreement, we are required to pay the Manager a monthly asset management fee calculated as 5.5% of the total capital contributions as adjusted from time to time for capital withdrawals, distributions, additional contributions, allocations and other capital account adjustments. We record this management fee in an annualized manner and ratably, recording this management expense over the course of 12 months. The Manager reserves the right to defer collection of any compensation from the time it is earned until sufficient cash is available, without forfeiting any right to collect, although the Manager may earn interest on any deferred compensation. This gives rise to a difference as to when the management fee is accrued and when the funds are paid the Manager. For the six months ended June 30, 2021 and 2020, the total amount of management fees incurred was $280,245 and $243,083, respectively, none of which was paid.

Total Other Income (Expense)

Other income (expense), net, was $(274,367) and $(72,263) for the six months ended June 30, 2021 and 2020, respectively. For the six months ended June 30, 2021, other income (expense) consisted of loss on joint venture-equity method, of $245,169, interest, dividend and other income of $3,299, and a loss on forgiveness of debt of $32,497. Total other income for the six months ended June 30, 2020 consisted of loss on joint venture-equity method of $84,771, interest, dividend and other income of $15,910 and a loss on sale of asset of $3,402.

Net Loss

As a result of the cumulative effect of the factors described above, our net loss increased by $375,266, or 42%, to $1,264,896 for the six months ended June 30, 2021 from $889,630 for the six months ended June 30, 2020.

Liquidity and Capital Resources

As of June 30, 2021, we had cash and cash equivalents of $2,757,765. Historically, we have financed our operations from cash generated from revenues and sales of equity securities.

We do not believe that we will require additional cash to continue our operations over the next twelve months. We have purchased and sold properties and have lent money as discussed below. Future acquisitions will depend highly on our cash generated from revenues, the availability of funding, if needed, the availability of single family, multifamily and commercial properties that meet or investment criteria and the size of such loans to be acquired. We currently have no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since we have no such arrangements or plans currently in effect, our inability to generate sufficient cash from operations or raise funds for the above purposes will have a negative impact on our ability to complete future acquisitions.

Summary of Cash Flows

The following table presents a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2021	2020
Net cash used in operating activities	$(649,455)	$(729,443)
Net cash provided by (used in) investing activities	1,046,824	591,175
Net cash provided by financing activities	(419,367)	3,393,071
Net change in cash and cash equivalents	(21,998)	3,254,803
Cash and cash equivalents at beginning of period	2,779,763	615,023
Cash and cash equivalents at end of period	$2,757,765	$3,869,826

Net cash used in operating activities was $649,455 for the six months ended June 30, 2021, as compared to $729,443 for the six months ended June 30, 2020. For the six months ended June 30, 2021, the net loss of $1,264,896, a decrease in accounts receivable and prepaid expenses of $3,935, a decrease in mortgage interest receivable of $70,153 and an increase in accounts payable and accrued liabilities of $25,793, offset by an increase in accrual of management fees to related party of $280,195 were the primary drivers of the net cash provided by operating activities. For the six months ended June 30, 2020, the net loss of $889,630, an increase in accounts receivable and prepaid expenses of $121,376, an increase in mortgage interest receivable of $26,381 and a decrease in accounts payable and accrued liabilities of $19,910, offset by an increase in payment of management fees to related party of $243,083 and non-cash loss in joint venture equity of $84,771, were the primary drivers of the net cash provided by operating activities.

Net cash provided by investing activities was $1,046,824 for the six months ended June 30, 2021, as compared to net cash provided by investing activities of $591,175 for the six months ended June 30, 2020. Net cash provided by investing activities for the six months ended June 30, 2021 consisted of an increase in the cost of developing properties in the amount of $6,701, an increase in the costs incurred on held for sale properties in the amount of $332,166, offset by a decrease in mortgage notes receivables in the amount of $1,385,690, while net cash provided by investing activities for the six months ended June 30, 2020 consisted of a decrease in the cost of developing properties in the amount of $257,962 and a decrease in mortgage notes receivables in the amount of $338,488, offset by purchases of fixed assets by $5,275

Net cash provided by financing activities was $(419,367) for the six months ended June 30, 2021, as compared to $3,393,071 for the six months ended June 30, 2020. Net cash provided by financing activities for the six months ended June 30, 2021 consisted of a dividend payable of $391,428, net proceeds from the issuance of membership interests in the amount of $0 and net receipt of subscription receivable in the amount of $631, offset by payments for offering costs in the amount of $18,687, Class A refunds of $8,621, while net cash provided by financing activities for the six months ended June 30, 2020 consisted of net proceeds from the issuance of membership interests in the amount of $3,576,950 and net receipt of subscription receivable in the amount of $4,046, offset by payments for offering costs in the amount of $187,925.

Regulation A Offering

On February 2, 2018, we commenced an offering under Regulation A of Section 3(6) of the Securities Act for Tier 2 offerings, pursuant to which we offered up to 1,000,000 Class A interests at an offering price of $50 per interest for total gross proceeds of up to $50 million. Additionally, investors pay $25.50 per investment instance (regardless of how many interests) as transaction costs and escrow fees. Amounts the investors pay as transaction costs and escrow fees are included in the gross amount of capital received. The offering was terminated on May 5, 2020 and a total of $11,064,977 was raised.

During the six months ended June 30, 2020, we issued an aggregate of 71,590 interests. Accordingly, we raised $3,579,475 in this offering during the six months ended June 30, 2020. Additionally, we incurred a total of $187,925 in costs associated with the offering in the six months ended June 30, 2020. These costs, all of which have been paid to independent third parties, relate to administrative costs to process the funds raised in the offering, legal costs and other costs concerning the issuance of capital. These costs are charged against capital as Class A members’ capital.

Mortgage Note Receivables

During the six months ended June 30, 2021 and 2020, we invested $100,000 and $115,813, respectively, into mortgage notes receivable and received principal repayments of $1,485,690 and $472,000. As of June 30, 2021, the mortgage notes receivable balance is $150,000. Notes mature between six months and two years from origination date, subject to extension, are due in 2021-2022, and are collateralized by first mortgages on the underlying properties. Interest rates range from 10%-18%. Total income recognized for interest on mortgage notes was $40,234 and $109,795 for the six months ended June 30, 2021 and 2020, respectively.

Joint Venture

On June 3, 2019, our wholly owned subsidiary JMREP 28, LLC (“JMREP”) entered into an amended and restated operating agreement with Alchemy Real Estate Investment Group LLC (“Alchemy”) related to the formation and management of 2360 Tredway Properties, LLC (“Tredway”), a company organized to engage in a single held asset for a 98-unit apartment community in Macon, Georgia known as The Oaks North. Pursuant to the operating agreement, JMREP acquired a 40% ownership interest in Tredway in exchange for a capital contribution of $550,000, which was made by JMREP on July 3, 2019. Pursuant to the operating agreement, JMREP received an origination fee of $16,500.

Pursuant to the operating agreement, cash flow is to be distributed as follows: (1) JMREP will receive 60% of the operational cash flow and Alchemy 40% of the operational cash flow until JMREP has received total distributions equal to its $550,000 capital contribution; (2) JMREP will receive 100% of all capital transaction net cash flows (proceeds from a debt refinancing and/or sale of the property) until JMREP has received total distributions equal to its $550,000 capital contribution; and (3) after JMREP has received total distributions equal to $550,000 from any source, all future distributions shall be made and aligned with the ownership interest with Alchemy being 60% and JMREP being 40%. However, upon the occurrence of certain events of default by Alchemy, JMREP could ultimately own up to 60% of Tredway. Tredway is co-managed by Jermaine Morrison of JMREP and EJ Hawkins of Alchemy.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles (“GAAP”) requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition

The Company’s sources of revenue are from interest from real estate assets, loan origination fees, transaction management fees, rental income and transaction funding fees. The interest income is recognized by the Company on a straight-line basis. The other sources of revenue are recorded on an accrual basis of accounting.

The Company’s presentation of revenue within its consolidated statements of operations is separated into its component parts by the nature and timing of the revenue streams. The Company’s revenue relating to its real estate investment activities are accrued as earned. The Company records from real estate investment activities as follows:

●	Interest from real estate assets – The Company records interest income from mortgage lending on a straight-line, daily basis.

●	Loan origination fees – The Company records loan origination fees generated from loans provided to customers. Loan origination fees are amortized into income over the life of the loan.

●	Transaction management fees – The Company records transactions and management fees.

●	Rental income – The Company provides properties available for rental.

●	Transactional funding fees – The Company records revenue from points paid for loans held by the Company from double closing activities when property closings are completed with a group of wholesalers, of which the Company is a participant. Fees are recognized in full in the month the mortgages provided by the Company are closed. Revenue will be accrued in the month on closing even if cash is not received in the same month as the closing.

Certain real estate and other loans may include exit fees which are included in revenue upon the termination and liquidation of the loan receivable.

The Company anticipates earning revenue from various other real estate activities including property sales, property leasing, and other fees for services.

Joint Venture Investments

The Company accounts for joint venture investments based upon the Company’s ownership percentage and control of the investee joint venture asset. If the Company has a 20% interest in the joint venture, but less than a 50% interest in the investment, the investment will be accounted for using the equity method of accounting. The equity method of accounting records the Company’s share of periodic income (loss) in the joint venture investment. The joint venture asset is increased (decreased) based upon the ownership percentage of income (loss). The Company’s share of income (loss) is included in the consolidated statement of operations. The equity method of accounting is used only when an investor or investing company can exert a significant influence over the investee.

Mortgage Notes Receivable and Credit Policy

The Company’s real estate debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and preferred equity interests in unconsolidated joint ventures. The debt investments are held to maturity, usually one year and are included at cost, net of unamortized loan fees until such time as an asset may be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential impairment.

The Company invests in high-yielding mortgage notes receivable from developers and other real estate investors. Each mortgage note receivable will not exceed seventy percent (70%) of the fair value of the real estate which is to be pledged as collateral. The Company has adopted comprehensive lending policies, underwriting standards, and loan review procedures. There were no significant changes to the existing lending policies, underwriting standards, or loan review procedures during six months ended June 30, 2021 or 2020. The Company recognizes that exceptions to policy guidelines may occasionally occur and has established procedures for approving exception to these policy guidelines. Management is in the process of implementing reporting systems to monitor loan originations, loan quality, concentrations of credit, loan delinquencies and nonperforming loans as potential problem loans. Management believes that the Company’s credit risk is limited.

Investments in Real Property, Mortgages and Equipment and Depreciation

Upon acquisition of real estate, the Manager determines the best use of the real estate assets either as held for sale, development and leasing, entering joint ventures, or seller-financing sales. Real estate assets are carried at cost plus capitalized carrying charges. Carrying charges are primarily interest, if any, and real estate taxes which are capitalized as part of properties under development. Expenditures directly related to the development and improvement of real estate assets are capitalized at cost as land, buildings, and improvements. The Company begins capitalizing development, construction, and carrying costs when the development of the future real estate asset is probable and activities necessary to prepare the underlying real estate for its intended use have been initiated. All construction and certain carrying costs are capitalized and reported in the balance sheet as properties under development until the properties are substantially completed. As real estate properties under development properties are completed, the total capitalized development cost of each property is transferred from properties under development including land to buildings and improvements.

Properties Held for Resale

In the view of the Manager, some real estate investments are most beneficial to the Company as a “fix-n-flip” where the Company makes improvements to the property and adds value to the property before its resale. Such properties are recorded at cost on the consolidated balance sheets. Because these properties are held for sale, no depreciation is recorded. Property improvements through the sale date are capitalized.

Additionally, properties held for resale includes real estate foreclosed, acquired in full or partial settlement of loan obligations plus capitalized construction and other developmental costs incurred while preparing the real estate for sale. The Company actively works to sell the acquired real estate and gains or losses on these dispositions are recorded as realized gains or losses.

Projects under Development

When a real estate property is to be developed and operated by the Company, the total cost of the asset includes the following: (a) tangible and intangible assets (land, buildings, furniture and fixtures), (b) the value of in-place leases, and (c) acquired liabilities. In estimating these values, the Company applies methods similar to those used by independent appraisers of income-producing property. Estimates of fair value of acquired debt are based upon interest rates available for the issuance of debt with similar terms and remaining maturities. Depreciation is computed on a straight-line basis over the remaining useful lives of the related tangible assets.

Buildings and improvements are depreciated over 5-35 years. Furniture, fixtures, equipment and other assets are depreciated over 3-20 years. Other intangible assets are amortized over their estimated useful life.

As of June 30, 2021, the Company’s primary development project (a.k.a. the “Tulsa Legacy Center”), is in the process of being completed and obtaining a certificate of occupancy. Accordingly, no depreciation has been recorded. All costs associated with the development of the project are capitalized.

Seller-financed Mortgage Lending

The Company offers mortgage lending on its real estate investments to third-parties and earn interest and loan origination fees. Because these properties are conveyed to third-parties in exchange for a promissory note, mortgage receivable assets are recorded on the consolidated balance sheets.

Real Estate Debt Investments

The Company’s real estate debt investments are generally classified as held to maturity, as the Company has both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential impairment.

Fair Value Measurement

Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

In determining fair value, observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions, with preference given to observable inputs. These two types of inputs create the following fair value hierarchy as specified by ASC 820. ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within the different levels below, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. The Company used valuation techniques by maximizing the use of observable inputs and minimizes the uses of unobservable inputs. The following hierarchy is applied:

●	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets.

●	Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

●	Level 3: Significant inputs based upon the application of valuation techniques and models that are both unobservable and significant to the overall fair value measurements.

Recurring Fair Value Measurements

While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methods or assumption to estimate the fair value of certain financial statement items could result in a different estimate of fair value at the reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such items existed, or has such items been liquidated, and those differences could be material to the financial statements.

The following describes the valuation methodologies we use to measure different financial instruments at fair value on a recurring basis:

Valuation of Non-Performing Mortgage Loans

After investing in a loan, the Company monitors the loan performance. If there appears to be an issue with the loan, the Company immediately reaches out to the obligor to reach a speedy resolution that is acceptable to both the Company and the obligor. Solutions to the matter may include, (a) refinancing of the loan for a fee, (b) the Company may sell the loan at a discount, (c) the Company may modify the terms of the loan or (d) the Company will foreclose on the loan and take ownership of the real estate asset collateralizing the loan.

Financial Instrument Fair Value Disclosures

As of June 30, 2021 and December 31, 2020, the carrying values of cash and cash equivalents, mortgage interest receivable, and accounts payable represent fair value because of the short-term nature of these instruments. The carrying value of subscriptions receivable approximates its fair value based on the nature of the Company’s assessment of the ability to collect these amounts from escrow. The carrying value of escrow deposits approximate its fair value. The carrying value of properties held for resale, and real estate projects under development are represented at fair value because of short-term nature of these instruments.

Securities Offering Costs

The Company has incurred costs associated with its securities offering exempt from registration under Regulation A and the Company accounts for these costs under ASC 505-10. These costs include transaction costs such as escrow fees, diligence fees and transactional fees, in addition to overall offering costs such as legal expenses associated with the offering. Such costs have been charged to Class A members’ capital as they are directly attributable to the offering of Class A interests.

Recently Issued Accounting Pronouncements

In May 2021, the FASB issued ASU 2021-04 “Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation— Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815- 40) Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options” which clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. An entity should measure the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange as follows: i) for a modification or an exchange that is a part of or directly related to a modification or an exchange of an existing debt instrument or line-of-credit or revolving-debt arrangements (hereinafter, referred to as a “debt” or “debt instrument”), as the difference between the fair value of the modified or exchanged written call option and the fair value of that written call option immediately before it is modified or exchanged; ii) for all other modifications or exchanges, as the excess, if any, of the fair value of the modified or exchanged written call option over the fair value of that written call option immediately before it is modified or exchanged. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Company is currently evaluating the impact of this standard on its unaudited condensed consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including those above, that amend the original text of the ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on our consolidated balance sheet.

Item 2.	Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

Item 3.	Financial Statements

TULSA REAL ESTATE FUND LLC

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2021	2020
	(Unaudited)
ASSETS
Real estate assets, at cost (Note 3)
Properties held for resale	332,166	-
Joint venture, equity method	103,542	348,711
Mortgage notes receivable	150,000	1,535,690
Projects under development	3,102,636	3,100,636
Total real estate assets	3,688,344	4,985,037

Cash and cash equivalents	2,757,765	2,779,763
Mortgage interest receivable	3,099	81,846
Class A Membership subscriptions receivable (Note 7)	631	-
Other current assets	66,499	52,494
Total assets	$6,516,338	$7,899,140

LIABILITIES AND MEMBERS’ CAPITAL
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$77,236	$97,181
Unearned Origination Fees	5,780	8,936
Notes Payable - Financing	33,338	-
Due to Related Party	10,399	-
Due To Manager (Note 4)	570,903	290,708
Total liabilities	697,656	396,825

Members’ capital:
Class A Membership Interests, net of refunds (Note 7) (1,000,000 units authorized, and 222,17124 units outstanding as of June 30, 2021 and December 31, 2020, respectively)	5,818,632	7,502,265
Class B Membership Interests, net (1 unit authorized and outstanding)	50	50
Total members’ capital	5,818,682	7,502,315

Total Liabilities and Members’ Capital	$6,516,338	$7,899,140

The accompanying notes are an integral part of these consolidated financial statements.

TULSA REAL ESTATE FUND LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Operating Revenue:
Loan origination fees	$3,157	$20,540
Transaction management fees	48,600	57,705
Tranactional funding fees	16,013	3,208
Rental income, related party (Note 8)	22,578	-
Rental income (Note 8)	88,278	-
Interest from real estate assets	40,234	109,795
Total revenue	218,860	191,248

Operating expenses:
General, administrative and marketing	929,144	765,532
Management fee (Note 9)	280,245	243,083
Total operating expenses	1,209,389	1,008,615

Loss from operations	(990,529)	(817,367)

Other income:
Loss on joint venture, equity method	(245,169)	(84,771)
Interest and dividend income	3,032	16,496
Other income (expense)	267	(586)
Loss on forgiveness of debt	(32,497)	-
Loss on sale of asset	-	(3,402)
	(274,367)	(72,263)

Loss before provision for income taxes	(1,264,896)	(889,630)

Net loss	$(1,264,896)	$(889,630)

ALLOCATION OF NET LOSS TO MEMBERSHIP AND PER UNIT DATA:

ALLOCATION OF NET LOSS TO CLASS A (Note 7)	$(1,264,896)	$(889,630)
Weighted average Class A units outstanding during the period	$220,318	$305,633
Loss per weighted average Class A unit outstanding during the period	$(5.74)	$(2.91)

ALLOCATION OF NET LOSS TO CLASS B	$-	$-
Weighted average Class B units outstanding during the period	$1	$1
Loss per weighted average Class B unit outstanding during the period	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

TULSA REAL ESTATE FUND LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

FOR THE PERIODS ENDED JUNE 30, 2021 AND 2020

	Class A Membership	Class B Membership	Total Members’
	Value ($)	Value ($)	Capital
Balance as of January 1, 2020	$6,427,622	$50	$6,427,672
Membership issuances	3,579,475	-	3,579,475
Membership refunds	(2,527)	-	(2,527)
Costs of membership offering	(187,925)	-	(187,925)
Net loss	(889,630)	-	(889,630)
Balance as of June 30, 2020	$8,927,015	$50	$8,927,065

Balance as of January 1, 2021	$7,502,265	$50	7,502,315
Dividends	(391,428)	-	(391,428)
Membership refunds	(8,621)	-	(8,621)
Costs of membership offering	(18,687)	-	(18,687)
Net loss	(1,264,896)	-	(1,264,896)
Balance as of June 30, 2021 (Unaudited)	$5,818,632	$50	$5,818,682

The accompanying notes are an integral part of these consolidated financial statements.

TULSA REAL ESTATE FUND LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(1,264,896)	$(889,630)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash loss in joint venture equity	245,169	84,771
Depreciation	879	-
(Gain) loss on sale of held for sale property	-	-
Accrual of unpaid management fees to related party		-
Changes in operating assets and liabilities:
(Increase) decrease in payment of management fees to related party	280,195	243,083
(Increase) decrease in mortgage interest receivable	70,153	(26,381)
(Increase) decrease in accounts receivable and prepaid expenses	3,935	(121,376)
(Increase) decrease in other current assets	(7,526)	-
Increase (decrease) in accounts payable and accrued liabilities	25,793	(19,910)
Increase (decrease) in unearned origination fees	(3,157)	-
Net cash used in operating activities	(649,455)	(729,443)

Cash flows from investing activities
Costs of developing properties	(6,701)	257,962
Increase in joint venture investment	-	-
Costs incurred on held for sale properties	(332,166)	-
Property acquisition costs	-	-
Proceeds from sale of held for sale property	-	-
Mortgage receivable loans funded	-	-
Repayments of mortgage loans receivable	1,385,690	338,488
Purchase of fixed assets	-	(5,275)
Cash held in escrow for investment	-	-
Net cash provided by (used in) investing activities	1,046,824	591,175

Cash flows from financing activities
Costs paid by related party on behalf of Company	-	-
Dividend Payout	(391,428)
Proceeds from the issuance of membership interests	-	3,576,950
Membership refunds	(8,621)	-
Net receipt of subscription receivables	(631)	4,046
Payments for cost of membership offering	(18,687)	(187,925)
Net cash provided by financing activities	(419,368)	3,393,071

Net change in cash and cash equivalents	(21,999)	3,254,803
Cash and cash equivalents at beginning of period	2,779,763	615,023
Cash and cash equivalents at end of period	$2,757,764	$3,869,826

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

TULSA REAL ESTATE FUND LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

NOTE 1 - NATURE OF OPERATIONS

Tulsa Real Estate Fund LLC, a limited liability company formed under the laws of Georgia (the “Company”) and subsidiaries, is an early-stage real estate investment and development company. The Company was formed on July 20, 2016 and began operations in June 2018. The Company’s overall strategy is to purchase multifamily, single family, commercial property and raw land in mostly urban communities and to rehab, develop, lease or sell those properties for a profit.

The Company has created wholly-owned subsidiaries as special purpose entities to own investment assets for the Company. The results of the Company have been consolidated with the Company in these consolidated financial statements. The states of organization, dates of formation and entity type of the subsidiaries are listed below:

Subsidiary	State of organization	Date of formation	Type of entity
TREF Legacy Center LLC	Georgia	October 4, 2018	Limited liability company
JMREP 28, LLC	Georgia	May 4, 2017	Limited liability company
Legacy Spaces LLC	Georgia	January 7, 2020	Limited liability company

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company adopted the calendar year as its basis for reporting for the consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and the accounts of its subsidiaries over which it has control. All intercompany transactions, balances, and profits have been eliminated in consolidation. Where the Company has greater than a 20% investment in joint venture investments, the Company accounts for the investment using the equity method of accounting, which includes the Company’s share of income (loss). As described in Note 1, the Company presents its financial results consolidated with its subsidiaries.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the notes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term. All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in underlying real estate values. These adverse conditions could affect the Company's financial condition and the results of its operations. As of June 30, 2021, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2021 and December 31, 2020, the Company had $2,757,765 and $2,779,763, respectively, of cash on hand.

Joint Venture Investments

The Company accounts for joint venture investments based upon the Company’s ownership percentage and control of the investee joint venture. If the Company has a 20% interest in the joint venture, but less than a 50% interest in the investment, the investment will be accounted for using the equity method of accounting. The equity method of accounting records the Company’s share of periodic income (loss) in the joint venture investment. The joint venture asset is increased (decreased) based upon the ownership percentage of income (loss). The Company’s share of income (loss) is included in the consolidated statement of operations. The equity method of accounting is used only when an investor or investing company can exert a significant influence over the investee.

Mortgage Notes Receivable and Credit Policy

The Company’s real estate debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and preferred equity interests in unconsolidated joint ventures. The debt investments are held to maturity, usually one year and are included at cost, net of unamortized loan fees until such time as an asset may be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential impairment.

The Company invests in high-yielding mortgage notes receivable from developers and other real estate investors. Each mortgage note receivable will not exceed seventy percent (70%) of the fair value of the real estate which is to be pledged as collateral. The Company has adopted comprehensive lending policies, underwriting standards and loan review procedures. There were no significant changes to the existing lending policies, underwriting standards or loan review procedures during 2021 or 2020. The Company recognizes that exceptions to policy guidelines may occasionally occur and has established procedures for approving exception to these policy guidelines. Management is in the process of implementing reporting systems to monitor loan originations, loan quality, concentrations of credit, loan delinquencies and nonperforming loans as potential problem loans. Management believes that its credit risk is limited.

Investments in Real Property, Mortgages and Equipment and Depreciation

Upon acquisition of real estate, the Manager (as defined in Note 4) determines the best use of the real estate assets either as held for sale, development and leasing, entering joint ventures, or seller-financing sales. Real estate assets are carried at cost plus capitalized carrying charges. Carrying charges are primarily interest, if any, and real estate taxes which are capitalized as part of properties under development. Expenditures directly related to the development and improvement of real estate assets are capitalized at cost as land, buildings, and improvements. The Company begins capitalizing development, construction, and carrying costs when the development of the future real estate asset is probable and activities necessary to prepare the underlying real estate for its intended use have been initiated. All construction and certain carrying costs are capitalized and reported in the balance sheet as properties under development until the properties are substantially completed. As real estate properties under development properties are completed, the total capitalized development cost of each property is transferred from properties under development including land to buildings and improvements.

Properties Held for Resale

In the view of the Manager, some real estate investments are most beneficial to the Company as a “fix-n-flip” where the Company makes improvements to the property and adds value to the property before its resale. Such properties are recorded at cost on the consolidated balance sheets. Because these properties are held for sale, no depreciation is recorded. Property improvements through the sale date are capitalized.

Additionally, Properties Held for Resale includes real estate foreclosed, acquired in full or partial settlement of loan obligations plus capitalized construction and other developmental costs incurred while preparing the real estate for sale. The Company actively works to sell the acquired real estate and gains or losses on these dispositions are recorded as realized gains or losses.

Projects under Development

When a real estate property is to be developed and operated by the Company, the total cost of the asset includes the following: (a) tangible and intangible assets, (land, buildings, furniture and fixtures), (b) the value of in-place leases, and (c) acquired liabilities. In estimating these values, the Company applies methods similar to those used by independent appraisers of income-producing property. Estimates of fair value of acquired debt are based upon interest rates available for the issuance of debt with similar terms and remaining maturities. Depreciation is computed on a straight-line basis over the remaining useful lives of the related tangible assets.

Buildings and improvements are depreciated over 5-35 years. Furniture, fixtures, equipment and other assets are depreciated over 3-20 years. Other intangible assets are amortized over their estimated useful life.

As of June 30, 2021, the COVID-19 pandemic has delayed the utilization of the space and therefore the Company has elected to defer commencement of depreciation until the asset becomes operational in order to match the expenses to the period of economic benefit. All costs associated with the development of the project are capitalized.

Seller-financed Mortgage Lending

The Company offers mortgage lending on its real estate investments to third-parties and earn interest and loan origination fees. Because these properties are conveyed to third parties in exchange for a promissory note, mortgage receivable assets are recorded on the consolidated balance sheets.

Real Estate Debt Investments

Our real estate debt investments are generally classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential impairment.

Asset Impairment

Long-lived assets are reviewed for impairment quarterly or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment may exist if estimated future discounted cash flows associated with long-lived assets are not sufficient to recover the carrying value of such assets plus a market rate of return on such assets or if it is determined there is an other-than-temporary decline in an assets value below its carrying value. The Company considers projected future discounted cash flows, trends, strategic decisions regarding future development plans, and other factors in our assessment of whether impairment conditions exist.

The Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Codification (“ASC”_ Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

The Coronavirus Aid, Relief, and Economic Security Act (CARES Act), signed into law in March 2020 in response to the COVID-19 pandemic, contained certain provisions offering relief from the requirements of certain generally accepted accounting principles in the United States (GAAP) for troubled debt restructurings (TDRs). Under FASB ASC Subtopic 310-40 , a debt restructuring qualifies as a TDR if the creditor grants a concession as a result of the debtor experiencing financial difficulties. TDRs are considered impaired loans, and lenders must disclose specific information related to TDRs on an annual basis. The relief included in Section 4013 of the CARES Act is applicable to financial institutions and insurance companies. It allows the companies to suspend application of TDR guidance to loan modifications if (1) the modification is related to COVID-19; (2) the borrower was not more than 30 days past due as of Dec. 31, 2019; and (3) the modifications are related to arrangements that defer or delay payment of principal and interest, or modify the interest rate on the loan. The applicable period for this relief was originally for modifications entered into from March 1, 2020, through Dec. 31, 2020, and was recently extended until the earlier of (1) 60 days after the national emergency termination or (2) Jan. 1, 2022, by way of the 2021 Consolidated Appropriations Act. The Company believes its accounting for loan modifications during the six months ended June 30, 2021 was in accordance with these provisions.

As the Company’s projections of future cash flows are estimates, different assumptions regarding a number of factors, including market rents, economic conditions, and occupancies, could significantly affect these estimates. In estimating fair value, management uses appraisals, management estimates, and discounted cash flow calculations which utilize inputs from a marketplace participant’s perspective. The Company did not record any impairment charges for the six months ended June 30, 2021 and 2020.

Fair Value Measurement

FASB ASC 820, Fair Value Measurements and Disclosures defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

In determining fair value, observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions with preference given to observable inputs. These two types of inputs create the following fair value hierarchy as specified by ASC 820. ASC 820, requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within the different levels below, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. The Company used valuation techniques by maximizing the use of observable inputs and minimizes the uses of unobservable inputs. The following hierarchy is applied:

●	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets.

●	Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

●	Level 3: Significant inputs based upon the application of valuation techniques and models that are both unobservable and significant to the overall fair value measurements.

Recurring Fair Value Measurements

While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methods or assumption to estimate the fair value of certain financial statement items could result in a different estimate of fair value at the reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such items existed, or has such items been liquidated, and those differences could be material to the financial statements.

The following describes the valuation methodologies we use to measure different financial instruments at fair value on a recurring basis:

Valuation of Non-Performing Mortgage Loans

After investing in a loan, the Company monitors the loan performance. If there appears to be an issue with the loan, the Company immediately reaches out to the obligor to reach a speedy resolution that is acceptable to both the Company and the obligor. Solutions to the matter may include, (a) refinancing of the loan for a fee, (b) the Company may sell the loan at a discount, (c) the Company may modify the terms of the loan or (d) the Company will foreclose on the loan and take ownership of the real estate asset collateralizing the loan. Delinquent loans are placed on non-accrual until sufficient payment history is reestablished to support continuing to accrue and recognize revenue.

Financial Instrument Fair Value Disclosures

As of June 30, 2021 and December 31, 2020, the carrying values of cash and cash equivalents, mortgage interest receivable, and accounts payable represent fair value because of the short-term nature of these instruments. The carrying value of subscriptions receivable approximates its fair value based on the nature of our assessment of the ability to collect these amounts from escrow. The carrying value of our escrow deposits approximate its fair value. The carrying value of properties held for resale, and real estate projects under development are represented at fair value because of short-term nature of these instruments.

Per Unit Data

Basic earnings per unit are computed using net income or loss attributable to each class of the Company’s unitholders and the weighted average number of interests outstanding. Diluted earnings per unit reflect interests issuable from the assumed conversion of unit options and unit awards granted and other instruments convertible into common interests. Only those items having a dilutive impact on our basic earnings per share are included in diluted earnings per share. As of June 30, 2021 and December 31, 2020, there were no instruments outstanding that have a dilutive impact on the number of Class A or Class B interests outstanding.

Income Taxes

The Company is a limited liability company. Accordingly, pursuant to the Internal Revenue Code, all taxable income or loss flows through to the Company’s members. Therefore, no provision for income tax has been recorded in these financial statements. Income (loss) from the Company is reported and taxed to the members on their individual tax returns.

The Company accounts for income taxes under FASB ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the Company’s evaluation, it has been concluded that that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustment that would result in a material change to its financial position.

The Company is taxed as a partnership for US federal income tax purposes. Additionally, the Company’s subsidiaries, as single-member limited liability companies, are treated as disregarded entities for US federal income tax purposes. Accordingly, all consolidated items of income, deductions, gains or losses and credits are allocated to the member’s in accordance with the operating agreement and subchapter K of the Internal Revenue Code. Since the Company is not liable for tax itself, no material federal tax provision has been recorded.

The Company has filed or will file all of its federal and state income tax return since inception. The positions shown on those tax returns are open for examination for a period of three years. Currently, the Company is not under examination by any taxing jurisdiction and has not been assessed any interest or penalties related to income tax matters. The Company routinely evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2021 and December 31, 2020, the Company has no uncertain tax positions.

Revenue Recognition

For the six months ended June 30, 2021 and 2020, the Company’s sources of revenue are from mortgage interest income, loan origination fees, transaction management fees and rental income. The interest income is recognized by the Company on a straight-line basis. The other sources of revenue include loan origination fees, transaction management fees and rental fees and are recorded on an accrual basis of accounting.

The Company’s presentation of revenue within its consolidated statements of operations is separated into its component parts by the nature and timing of the revenue streams. The Company’s revenue relating to its real estate investment activities are accrued as earned. For the six months ended June 30, 2021 and 2020, the Company recorded $218,860 and $191,248 of revenue, respectively, from real estate investment activities as follows:

●	Mortgage interest income – The Company records interest income from mortgage lending on a straight-line, daily basis.

●	Loan origination fees-The Company records loan origination fees generated from loans provided to customers. Loan origination fees are amortized into income over the life of the loan.

●	Transaction management fees- The Company records transactions and management fees.

●	Rental income- The Company provides properties available for rental.

●	Certain real estate and other loans may include exit fees which are included in revenue upon the termination and liquidation of the loan receivable.

●	Transactional Funding: Points paid for loans held by TREF from double closing activities when property closings are completed with a group of wholesalers, of which TREF is a participant. Fees are recognized in full in the month the mortgages provided by TREF are closed. Revenue will be accrued in the month on closing even if cash is not received in the same month as the closing.

The Company anticipates earning revenue from various other real estate activities including property sales, property leasing, and other fees for services.

Marketing and Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

The Manager has borne the organizational costs, including accounting fees, legal fee, and costs of incorporation. See Note 4 for additional information.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be credit worthy. The Federal Deposit Insurance Corporation (“FDIC”) insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of June 30, 2021 and December 31, 2020, the Company maintained bank account balances in excess of the FDIC insurance limit of $2,340,148 and $2,279,763, respectively.

Concentration of Geographical Risk

Due to its ownership and development of the TREF Legacy Center at 3015 Martin Street, Eastpoint, Georgia, the Company is subject to risk factors relating to the Atlanta, Georgia geography. The assets located in this geography represent 38.5% of the Company’s assets as of June 30, 2021. Despite this geographical concentration, the Company believes the assets located there do not require impairment due to this risk.

Securities Offering Costs

The Company has incurred costs associated with its securities offering exempt from registration under Regulation A and the Company accounts for these costs under ASC 505-10. These costs include transaction costs such as escrow fees, diligence fees and transactional fees, in addition to overall offering costs such as legal expenses associated with the offering. Such costs have been charged to Class A members’ capital as they are directly attributable to the offering of Class A interests. For the six months ended June 30, 2021 and 2020, the Company’s Class A members’ capital has been charged $391,649 and $699,516, respectively, for offering costs.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as “lessees”, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company’s consolidated balance sheet.

NOTE 3 – REAL ESTATE ASSETS

As a real estate investment and development company, as of June 30, 2021 and December 31, 2020, the Company has invested in three and six properties, respectively, as the owner, joint venture member or mortgagee.

Mortgage Notes Receivable

The Company’s real estate loan policy sets forth guidelines for debt service coverage ratios, loan to value and documentation standards. Commercial real estate loans are usually made based upon identified cash flows of the borrower with consideration given to underlying real estate collateral and personal or government guarantees. Loan origination and other fees are accounted for separately and are amortized into income over the life of the loan. During the six months ended June 30, 2021 and 2020, the Company invested $100,000 and $115,813, respectively, into mortgage notes receivable and received principal repayments of $1,485,690 and $472,000, during the six months ended June 30, 2021 and 2020, respectively. The mortgage notes receivable balance is $150,000 and $1,535,690, as of June 30, 2021 and December 31, 2020, respectively. All notes mature between 6 months, with a 6 month extension, to two years from origination date, (extended to 2022, with two issued in 2021 for $100,000) and are collateralized by first or second mortgages on the underlying properties. Interest rates range from 10%-18%. Total income recognized for interest on mortgage notes was $40,234 and $109.795 for the six months ended June 30, 2021 and 2020.

Joint Venture Investment

Pursuant to an Amended and Restated Operating Agreement dated June 3, 2019, the Company, through its subsidiary JMREP 28, LLC, invested $550,000 in a joint venture partnership, located in Macon, Georgia, known as 2360 Tredway Properties, LLC (a Georgia limited liability company), which owns 100% of a subsidiary known as The Oaks North, LP (a Georgia limited partnership) a multi-family residential community comprised of 98 apartment units. In connection with its investment, the joint venture paid the Company a 3% origination fee in the amount of $16,500. The Company owns 40% of the joint venture. However, upon the occurrence of certain events of default, the Company can ultimately own up to 60% of the joint venture.

The Company accounts for the investment using the equity method of accounting for investments (see note above). During the six months ended June 30, 2021, the Company’s tax loss from operations was $245,169, reducing the balance carried on the balance sheets as of June 30, 2021 to $103,542. The loss is included in the consolidated statement of operations for the six months ended June 30, 2021 as loss on joint venture, equity method.

Highlights of the unaudited balance sheet as of June 30, 2021 and December 31, 2020 and the statement of operations for the six months ended June 30, 2021 and 2020, as prepared on the income tax basis are as follows:

2360 TREADWAY PROPERTIES, LLC

Highlights of Balance Sheet

June 30, 2021 and December 31, 2020

(Income Tax Basis - Unaudited)

	June 30, 2021		December 31, 2020
ASSETS
Real estate property
Land	$500,000			$500,000
Property improvements, net	3,221,976			3,221,976
Cash	774			774
Amounts due from related party	-			16,009
Intangible and other assets, net	70,174
	$3,792,924			$3,738,759
LIABILITIES AND MEMBER EQUITY
Current Liabilities	$32,539		$
Mortgage payable, due in one year	3,471,716	*		2,902,500	*
Member equity	1,323,593	**		1,190,845	**
Deficit	(1,034,925)			(354,587)
	$3,792,924			$3,738,759

2360 TREADWAY PROPERTIES, LLC

Highlights of Statements of Operations

For the Six Months Ended June 30, 2021 and June, 2020

(Income Tax Basis - Unaudited)

Rental income, net	$247,993		$459,557
Management fee	23,365		40,061
Repairs and maintenance	83,838		133,686
Operating expenses, other	193,815		220,036
Net operating income	(53,025)		65,775
Other Income	-		-
Interest expense	559,898		230,902
Depreciation and amortization	-		189,460
Net loss	$(612,923	)***	$(354,587	)***

Properties Held for Resale

On May 13, 2021, the Company executed a deed-in-lieu of foreclosure on the 3 Cincinnati properties through New Beginning Home Solutions, including 4520 Kirby Ave, 3136 Durrell Ave, and 1741 Holloway Ave. The Company paid $5,000 for conditional delivery of the deed. Properties held for resale were $332,166 and $0 as June 30, 2021 and December 31, 2020, respectively.

Repayment of Loans

On January 7, 2021, the Company was repaid $570,292 on a related party loan for two Parson Street properties. Such repayment amount included a final draw that was not yet paid and owed to the borrower in the amount of $10,835. The Company was also owed an exit fee of $23,325. Due to the hardships in the housing industry and on the parties resulting from the COVID-19 pandemic, the parties agreed to mutually forgive the final draw amount and the exit fee.

On May 14, 2021, the Company settled on the mortgage at 412 Elgin Street in Nashville through PB Investments. The mortgage was repaid in full, with a payment to the Company of $248,317.

On May 14, 2021, the mortgage for 1838 North Miro St. was refinanced, through which the Company was repaid in full. The payoff on this transaction was $484,764.

Projects Under Development

The real estate asset located at 3015 R N Martin Street in East Point, Georgia was acquired in October 2018. As of June 30, 2021 and December 31, 2020, the asset is under development, and is intended to become a long-term investment for which the Company will receive rental income. Depending on management’s opinion of the market, the Company may alter its intended holding period. As this property has not been placed in service for its intended use, $879 and $1,465 of depreciation has been recorded as of June 30, 2021 and December 31, 2020, respectively. The commercial real estate is comprised of 30,000 square feet of office space on 2.6 acres of land. During the six months ended June 30, 2021 and 2020, the Company invested in improvements costing of $2,000 and $126,999, respectively. Management anticipates that an additional cost of approximately $450,000 will be required to complete the build-out. The following table summarizes the Company’s investments held for development as of June 30, 2021 and December 31, 2020.

	As of June 30,	As of December 31,
	2021	2020
Property investment cost, beginning of period	$3,100,636	$2,925,211
Repositioning costs	2,000	176,890
Depreciation	(879)	(1,465)
Total investments held for development	$3,102,636	$3,100,636

NOTE 4 – DUE TO MANAGER

As discussed more fully in the Company’s operating agreement, the Company has appointed Tulsa Founders LLC as the sole manager of the Company (the “Manager”). As disclosed in the Company’s Offering Circular dated May 25, 2018, management fees and other reimbursable expenses are accrued by the Company and payable to the Manager. Amounts due to or due from the Company and the Manager are netted together and classified as a current asset or current liability depending on the amount. The following table summarized the amounts due to or from the Manager as of June 30, 2021 and December 31, 2020.

	June 30,	December 30,
	2021	2020
Beginning Balance	$(290,708)	$(128,027)
Company expenses paid for by the Manager	50	-
Management Fees paid in excess (underpaid) of accrued management fee expense	(280,245)	(162,681)
Total Due to Manager	$(570,903)	$(290,708)

Although the Manager may charge up to 10 percent (10%) per annum on amounts the Company owes the Manager, the Manager has opted not to charge interest at this time.

NOTE 5 – INCOME TAX PROVISION

As an entity treated as a partnership for US federal income tax purposes, all items of income, deduction, gain, loss and credit flows through the Company and is taxable to the members of the Company. No material state income tax provision exists for the Company.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Funding Commitments

The Company expects to fulfill commitments through December 31, 2021 of approximately $450,000 for the Legacy Center.

General Litigation

In the normal course of business, the Company may become a party to litigation matters involving claims against it. As of June 30, 2021, there are no current matters that would have a material impact on the Company’s financial position or results of operations.

NOTE 7 – MEMBERS’ CAPITAL

Class A and Class B Membership Interests

The Company has two classes of membership interests. Class A membership interests have been issued in the Regulation A offering and are considered limited but preferred interests. There are 1,000,000 Class A interests authorized and 220,710 and 222,171 interests outstanding as of June 30, 2021 and December 31, 2020, respectively. Class A members have very limited voting rights except as provided for in the Company’s operating agreement. The voting rights of the Class A members relate primarily to major decisions of the Company. Class A members receive an annualized, preferred, cumulative, non-compounding return of 8 percent per annum. After the Company has distributed cash equal to the preferred return to Class A members, Class A and Class B members divide the remaining distributable cash evenly.

Class B membership interests are reserved for the Manager, have full management authority, and receive an even share of distributable cash with Class A members once the preferred return has been distributed. There is a single Class B interest authorized and outstanding. Class B interests are irrevocably held by the Manager even if the current Manager is removed from management under the terms of the operating agreement.

The Class A members have accumulated an amount of preferred return due in-arrears of $1,656,009 and $1,650,940 as of June 30, 2021 and December 31, 2020, respectively. This preferred return in-arrears must be paid prior to any distribution of distributable cash flow generated by real estate activities to Class B members. If losses have been allocated to members, future profits are applied against the historic losses until fully recovered.

Class A unitholders may request a withdrawal or redemption from their membership in the Company subject to Company approval, after a period of 12 months of investment in the Company and only to the extent of five percent of the invested capital of the Company. If a member does not contribute all or any portion of the capital contribution they had committed to, the Company may sell additional interests in the Company to existing members on a right of first refusal basis at a rate of 1.5 times the value of the original investment. If the existing members of the Company do not elect to participate in the purchase of additional interests, the Company may sell the interests to a third party at a rate of 1.5 times the value of the original investment. The Company provided membership refunds of $8,621 and $2,527 during the six months ended June 30, 2021 and 2020, respectively.

As members of a limited liability company, the members’ liability for Company debts and obligations is limited to the amount of their investment.

Class A Membership Interest Issuances

Under its offering under Regulation A, the Company has raised funds from investors during the six months ended June 30, 2020 by issuing 71,590 interests at $50 per unit. Additionally, investors pay $25.50 per investment instance (regardless of how many interests) as transaction costs and escrow fees. Amounts the investors pay as transaction costs and escrow fees are included in the gross amount of capital received by the Company.

Accordingly, the Company has raised $3,579,475 in this offering during the six months ended June 30, 2020. Additionally, the Company has incurred a total of $18,687 and $187,925 in costs associated with the fund raising in the six months ended June 30, 2021 and 2020, respectively. These costs, 100 percent of which have been paid to independent third parties, relate to administrative costs to process the funds raised in the offering, legal costs and other costs concerning the issuance of capital. These costs are charged against capital as Class A members’ capital.

NOTE 8 – RELATED PARTY TRANSACTIONS

Refinance and Management Agreement

On July 15, 2019, The Company refinanced a mortgage loan in the amount of $528,042, with JMREP 23, LLC. The mortgage term is one year and bears interest at the rate of 8% per annum. The real estate having an original cost of $366,591 when purchased in 2018, is pledged as collateral on the mortgage loan. JMREP 23, LLC, is 34% owned by Morrison Holdings, LLC, an entity managed by the Jermain Morrison (see Note 3 above, Real Estate Assets, Mortgage Notes Receivable). Under this loan, the Company recognized $4,910 and $4,212 of origination fees, as well as $3,723 and $4,560 of mortgage interest income for the six months ended June 30, 2021 and 2020, respectively. JM REP 23, LLC owed accrued interest of $0 and $18,693 as of June 30, 2021 and December 31, 2020, respectively.

Effective as of November 15, 2019, the Company entered into a management agreement with JMREP 23, LLC, to provide certain real estate and advisory services. JMREP 23, LLC owns student housing located at 862 and 875 Parsons Street, Atlanta, Georgia. The Management Agreement expired February 29, 2020. During the six months ended June 30, 2020, $2,706 was paid under this agreement.

JMREP 23, LLC is required to pay the Company $773 plus costs, fees or expenses paid to third parties on a monthly basis. In exchange, the Company is to provide and monitor the following services to JMREP 23, LLC; (a) pre-construction services, including obtaining land use approvals, architects and engineering drawings, (b) develop the highest and best use of the asset in compliance with applicable codes, laws, ordinances, rules and regulations, (c) construction services requiring the coordination and administration of architect, engineer, general contractor and others involved with the construction and rehabilitation of the project.

On January 7, 2021, the Company was repaid $570,292 on a related party loan for two Parson Street properties. Such repayment amount included a final draw that was not yet paid and owed to the borrower in the amount of $10,835. The Company was also owed an exit fee of $23,325. Due to the hardships in the housing industry and on the parties resulting from the COVID-19 pandemic, the parties agreed to mutually forgive the final draw amount and the exit fee. The loan balance outstanding was $0 and $537,164 as of June 30, 20201 and December 31, 2020.

Intercompany Marketing Agreement

In connection with an Intercompany Marketing Agreement dated May 1, 2018 and expiring March 31, 2020, by and between the Company and Jay Morrison Academy, LLC (JMA), a company controlled and managed by Jermaine Morrison, it is understood that JMA will and has provided the Company with exclusive services regarding, access to email, client database, and the availability of the JMA marketing team from May 1, 2018 to October 31, 2019. Management of the Company indicates that JMA’s contracted marketing personnel contributed 50% of their time to the growth of the Company in exchange for the Company’s requirement to reimburse JMA for the direct costs incurred on behalf of the Company. During the period from May 1, 2018 through October 31, 2019, JMA paid marketing costs aggregating to $559,595, of which 50% ($279,798) was on behalf of the Company’s marketing objectives. For the period from November 1, 2019 through December 31, 2019, the Company paid marketing expense of $48,100, of which 50% ($24,050) was paid on behalf of JMA. During the period from January 1, 2020 to March 31, 2020, the Company paid marketing expense of $126,725 of which $33,200 was paid on behalf of JMA. JMA did not reimburse the Company for 50% of the payments made by the Company.

Based upon a letter agreement dated July 1, 2020, the management of JMA has accepted $55,625 as the Company’s payment in full satisfaction of all obligations due to JMA from the Company, under the Intercompany Marketing Agreement. As a result, the aggregate amount of marketing expenses that will not be charged to the Company for the excess payment for marketing expenses is $224,173.

Upon the termination of the Intercompany Marketing Agreement on March 31, 2020, the Company and JMA are each responsible for paying their own marketing costs.

The Manager

From time to time, the Company has received payments from the Manager for certain expenses and has paid management fees. Due to these transactions, certain amounts may be owed between the Company and the Manager from time to time. Because this is a related party transaction, no guarantee can be made that the terms of the arrangement is at arm’s length.

As described above in Note 4, from time to time, the Company has received payments from the Manager to pay for certain expenses and has paid management fees. Due to these transactions, certain amounts may be owed between the Company and the Manager from time to time. Because this is a related party transaction, no guarantee can be made that the terms of the arrangement are at arm’s length.

In addition, on December 15, 2019, TREF Legacy Center, LLC a wholly-owned subsidiary of the Company, signed a five year lease with the Company for the lease of the Company’s office space to such company. The lease provides for monthly rent of $3,763, the first payment of which is deferred for 90 days. Due to the COVID-19 virus, three months of payments were deferred with the first payment due July 1, 2020. Total rental payments of $22,578 were paid during the six months ended 2021 and were eliminated in consolidation.

NOTE 9 – MANAGEMENT FEE EXPENSES

The Manager charges the Company a monthly asset management fee equal to 5.5 percent (5.5%) annualized on the total capital contributions, as adjusted from time to time for capital withdrawals, distributions, additional contributions, allocations and other capital account adjustments. The Company records this management fee in an annualized manner, ratably recording this management expense over the course of 12 months. The Manager reserves the right to defer collection of any compensation from the time it is earned until sufficient cash is available, without forfeiting any right to collect, although the Manager may earn interest on any deferred compensation. This gives rise to a difference as to when the management fee is accrued and when the funds are paid to the Manager. For the six months ended June 30, 2021 and 2020, the total amount of management fees incurred was $280,245 and $243,843, respectively.

While not classified as a management fee, the Manager is entitled to a carried interest in one-half of the distributable cash once the preferred return has been distributed by virtue of holding all of the Class B Membership Interests. In the six months ended June 30, 2021 and 2020, no carried interest was earned or paid to the Manager under this carried interest provision.

NOTE 10 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through the date the consolidated financial statements were available to be issued.  While no additional material events were identified which would require adjustment to the consolidated financial statements, the following material items have been identified for disclosure purposes:

Mortgage Finance

On July 29, 2021, the Company financed a mortgage of $285,000 for United Home Relief at 148 South 8th Avenue, Manville, NJ. This mortgage is issued to a related party at similar rates provided to third parties. The mortgage is a six-month term, with a six-month extension available for a fee of $5,000, with a loan rate of 10%, monthly interest payments of $2,375 and a $5,700 loan origination fee. The loan was subsequently was repaid during January of 2022.

On May 18, 2022, the company financed a mortgage at 2680 Benjamin Mays for RVM Acquisitions, LLC in the amount of $144,621. The loan bears an annual interest rate of 14.83%. The borrower subsequently defaulted on the loan with the property reverting to TREF as a result of the default.

On June 10, 2022, the company financed a mortgage at Salem Street for CMI Property Investments in the amount of $60,000. The loan bears an annual interest rate of 13.00%.

Hoboken

On November 2, 2021, the Company filed Certificate of Formation with plans to begin a development project in Hoboken, NJ to rebuild and sell a 5-story building into townhomes and commercial space. The Company paid an earnest money deposit of $87,550 during September 2021. The project did not complete the due diligence process and was therefore cancelled. On January 20, 2022, the Company received a $79,000 refund less legal costs for due diligence to protect the funds interest before committing to a substantial monetary investment required for the start and completion of the development.

197 Davenport, LLC

On November 19, 2021, the Company entered into a joint venture partnership with United Home Relief, LLC (“United Home”), known as 197 Davenport, LLC (a New Jersey limited liability company), to engage in residential home remodeling, which was finalized in 2022. The Company is to obtain a 20% ownership in the JV and a 12.5% return, through the contribution of $70,000, of which $50,000 was contributed as of December 31, 2021.The Joint Venture is to continue perpetually, unless terminated per certain terms of the agreement. As such, the Company will surrender its 20% ownership for $1 of consideration from United Home once the $70,000 capital contribution and 12.5% return is paid in full. Each member of the JV will receive their share of the net profits or net losses, as well as any distributable cash determined by the Managers, in accordance with their proportionate shares held in the LLC.

Mortgage Notes Receivable

Subsequent to the year ended December 31, 2021, the Company received payments on three of their mortgage notes receivable, for a total of $370,638. The Company also entered into two more mortgage notes receivable, for $204,622

JMREP 28, LLP vs. EJ Hawkins (Tredway)

On March 31, 2022, the Company’s subsidiary, JMREP 28, filed a Complaint for Damages and Equitable Relief in the Superior Court of Gwinnett County in the State of Georgia, against EJ Hawkins, the Co-Manager of their JV, Treadway and other parties (Note 3). The complaint includes 7 counts against the defendants, including a breach of fiduciary duty and the operating agreement, fraud, and that the defendants have misappropriated to themselves and wrongfully asserted dominion over their capital account and Tredway. The Company reasonably relied on the false representations of defendants as the documents they provided appeared genuine and authentic and therefore did not take further action to protect its interest in Tredway previous to filing their complaint. The amount of asserted damages will be determined in the trial. On February 14, 2023, the Company filed a Motion for Summary Judgement in the amount of $4,905,574 with the court. The defendant has 30 days to respond to the Motion. Through the date of the issuance the consolidated financial statements, the defendant has not responded.

Tulsa Legacy Center Re-finance

On May 13, 2022, the Company re-financed the Tulsa Legacy Center. The Company received approximately $1.5 million of cash from the re-finance (taking into account issuance costs) and recognized a corresponding note payable for the amount. The note payable has a term of 30 years and bears an annual interest rate of 9.24%.

Legal Settlement (Tredway)

On June 1, 2022, the Company entered into a legal settlement with one of the defendants, Jamelle Dolphin, Peach State Properties, LLC (“Dolphin”). Upon the receipt of $500,000 settlement amount during July of 2022, the Company dismissed Dolphin from the lawsuit and released Dolphin from all claims regarding the Tredway property.

Six West I & Six West II

In July of 2022 the Company invested approximately $960,000 for two adjacent properties in Atlanta, Georgia. This purchase is part of a plan to secure controlling interest of thirty-two acres of land, to either develop the property or resell for a profit. On September 20, 2022, the Company restructured the property’s capital stack by selling one of the parcels, for $875,765, consisting of a refinance of $637,000 and cash payment of $238,765. The Company now retains the first right of refusal for all development rights to the property sold without the expense of on-going debt or carrying cost associated with long-term holds during pre-development periods.

Deed in Lieu of Foreclosure

During August 2022, the Company executed a deed-in-lieu of foreclosure on the 2680 Benjamin Mays property in Atlanta, GA through RVM Acquisitions, LLC. The company plans to classify the property as held for sale.

United Home Relief, LLC

On November 4, 2022, the Company entered into a joint venture partnership with United Home Relief, LLC, known as 2942 Blount St Project LLC, with a related party. The Company obtained the 50% interest as an exchange for the loan of $125,000, for a temporary period. Upon the repayment of the loan and all interest, charges and fees, the 50 % interest will revert back to the Managing Member of United Home Relief. The loan includes interest of $50,000. The payment terms on the loan are due to be paid in full, on or before the exit of the project via sale or catch out refinance.

Properties Held for Resale

On April 14, 2023, the Company sold one of the 3 Cincinnati properties, 3136 Durrell Ave, which had a carrying value of $47,000, for $55,500 (taking into account the respective fees associated with the sale), resulting in a gain on sale of $8,500.

Delinquent Mortgage Note Receivable

As of the filing date, the Company had a $50,000 mortgage note receivable for which an interest payment had not been received since December of 2022. While the Company has sent demand letters and has engaged an attorney to assist with recovery, they do not believe that full recovery of the $50,000 amount is probable. Thus, the Company expects to recognize an impairment of the loan during Q2 of 2023. While the amount of the impairment was not determined as of the filing date, the company does not expect the amount to be material to their results of operations

Impairment

During December of 2022, the company impaired one of the 3 Cincinnati properties, 4520 Kirby Ave, as the carrying value was less than the fair value (less costs to sell) as of the end of the reporting period. The total amount of the impairment recognized was $63,605.

Item 4. Exhibits

Exhibit No.	Description
2.1	Articles of Organization of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 2A to the Offering Statement on Form 1-A POS filed on August 5, 2019)
2.2	Amended and Restated Company Agreement of Tulsa Real Estate Fund, LLC, dated May 18, 2019 (incorporated by reference to Exhibit 5 to the Offering Statement on Form 1-A POS filed on August 5, 2019)
6.1	Loan Agreement Modification and Note Addendum, dated October 31, 2020, between BP Investment LLC, Phillip D. Black, Caryn R. Black and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.3 to the Semiannual report filed on August 3, 2021)
6.2	Loan Agreement Modification and Note Addendum, dated October 31, 2020, between Cultivated Properties, LLC, Miro Street Investments, LLC, Kendrea Young, Mason Thomas and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.11 to the Semiannual report filed on August 3, 2021)
6.3	Interest Only Note, dated July 15, 2019, by JMREP 23, LLC and Reshon Mitchell in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.9 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.4	Security Deed, dated July 15, 2019, by JMREP 23, LLC in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.10 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.5	Loan Agreement Modification and Note Addendum, dated October 31, 2020, between JMREP 23, LLC, Reshon Mitchell and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.14 to the Semiannual report filed on August 3, 2021)
6.6	Promissory Note, dated January 3, 2020, by Elixir of Life LLC in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.13 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.7	Mortgage, Security Agreement and Pledge of Leases and Rents, dated January 3, 2020, by Elixir of Life LLC in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.14 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.8	Loan Agreement Modification and Note Addendum, dated October 31, 2020, between Elixir of Life LLC, Saran Adams, Mark Adams and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.19 to the Semiannual report filed on August 3, 2021)
6.9	Amended and Restated Operating Agreement of 2360 Tredway Properties, LLC, dated June 3, 2020, between JMREP 28, LLC and Alchemy Real Estate Investment Group LLC (incorporated by reference to Exhibit 6.15 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.10	Management Agreement, dated November 15, 2019, between JMREP 23, LLC and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.16 to the Annual Report on Form 1-K filed on September 4, 2020)
6.11	Letter Agreement re Intercompany Marketing Services Agreement, dated July 1, 2020, between Jay Morrison Academy, LLC and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.18 to the Annual Report on Form 1-K filed on September 4, 2020)
6.12	Office Lease Agreement, dated December 15, 2019, between TREF Legacy Center LLC and Jay Morrison Academy, LLC (incorporated by reference to Exhibit 6.19 to the Annual Report on Form 1-K filed on September 4, 2020)
6.13	Joint Venture agreement, dated November 2, 2021, between Tulsa Real Estate Fund and Hoboken, New Jersey*
6.14	Joint Venture agreement, dated November 4, 2022, between Tulsa Real Estate Fund and United Home Relief*
6.15	Purchase agreement, dated July of 2022, for the purchase of Six West I and Six West II*
6.16	Refinance agreement, dated May 13, 2022, between Tulsa Legacy Center and Velocity lending, LLC*.
6.17	Legal settlement, dated June 1, 2022, between Tulsa Real Estate Fund and Jamelle Dolphin, Peach `State Properties, LLC (“Dolphin”)*

*	filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2023	TULSA REAL ESTATE FUND, LLC

	By:	Tulsa Founders LLC, its manager
	By:	Jay Morrison Real Estate Partners LLC, its manager
	By:	Morrison Holdings, LLC, its manager

/s/ Jay Morrison
Name: Jay Morrison
Title: Chief Executive Officer